Exhibit 5

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated statements of income below for the year ended December 31, 2008 and the three months ended March 31, 2009 have been prepared to reflect our consolidated results of operations as if the proposed business combination with Sadia S.A. had occurred on January 1, 2008 and Sadia S.A. had been under our control since that date. The unaudited pro forma consolidated statements of income were derived from the audited consolidated statements of income of Perdigão S.A. and its subsidiaries (collectively, the “Company”) and Sadia S.A. and it subsidiaries (collectively, “Sadia”) for the year ended December 31, 2008 and the unaudited consolidated statements of income of the Company and Sadia for the three months ended March 31, 2009.

The unaudited pro forma consolidated balance sheet of March 31, 2009 has been prepared to reflect our consolidated balance sheet as if the business combination with Sadia had occurred on March 31, 2009 and that Sadia had been under our control on that date. The unaudited pro forma consolidated balance sheet was derived from the unaudited consolidated balance sheets of the Company and Sadia as of March 31, 2009.

The Company’s unaudited pro forma consolidated financial statements are presented solely for informational purposes and do not purport to be indicative of our future consolidated financial condition and results of operations or of what would have occurred had the business combination with Sadia been consummated on January 1, 2008 or on March 31, 2009. The unaudited pro forma consolidated financial statements are based on assumptions that we believe to be reasonable, but actual results could differ materially from the unaudited pro forma consolidated financial statements.  The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements of the Company and Sadia described above.

The unaudited pro forma consolidated financial statements have been prepared in accordance with Brazilian accounting principles, which differ in important respects from United States generally accepted accounting principles.

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2009

	March 31, 2009
	(in millions of reais)
				Pro Forma Adjustments			Consolidated
	Company	Sadia	Combined (1)	Association (2)	Financial (3)	Elimination (4)	Pro Forma (1)

Brazilian Accounting Principles
Cash, cash equivalents and short-term investments	1,803.2	2,428.6	4,231.8	—	(200.1)	—	4,031.7
Trade accounts receivable, net	1,315.3	559.0	1,874.3	—	—	—	1,874.3
Inventories	1,604.0	1,721.0	3,325.0	46.2	—	—	3,371.2
Other current assets	936.5	609.5	1,546.0	—	199.5	—	1,745.5
Total current assets	5,659.0	5,318.1	10,977.1	46.2	(0.6)	—	11,022.7
Long term investments	—	159.9	159.9	—	—	—	159.9
Other long-term assets	625.2	1,410.7	2,035.9	—	(0.6)	—	2,035.3
Investments	1.0	15.2	16.2	177.0	(2.1)	(177.0)	14.1
Property, plant and equipment	2,899.3	4,218.2	7,117.5	2.584.7	(3.5)	—	9,698.7
Intangible assets	1,544.7	135.2	1,679.9	85.7	(0.7)	—	1,764.9
Deferred assets	163.6	120.5	284.1	—	(19.4)	—	264.7
Total non-current assets	5,233.8	6,059.7	11,293.5	2,847.4	(26.3)	(177.0)	13,937.6
Total assets	10,892.8	11,377.8	22,260.6	2,893.6	(26.9)	(177.0)	24,960.3
Short-term debt (including current portion of long-term debt)	1,803.8	5,668.6	7,472.4	(9.4)	—	—	7,463.0
Trade accounts receivable	1,018.3	876.5	1,894.8	—	—	—	1,894.8
Other current liabilities	299.9	464.8	764.7	—	(26.4)	—	738.3
Total current liabilities	3,122.0	7,009.9	10,131.9	(9.4)	(26.4)	—	10,096.1
Long-term debt	3,601.8	3,734.9	7,336.7	(367.0)	—	—	6,969.7
Other long-term liabilities	289.1	405.4	694.5	—	(0.5)	—	694.0
Total non-current liabilities	3,890.9	4,140.3	8,031.2	(367.0)	(0.5)	—	7,663.7
Non-controlling shareholders	0.8	50.6	51.4	—	—	—	51.4
Shareholders equity	3,879.1	177.0	4,056.1	3,270.0	—	(177.0)	7,149.1
Paid-in capital	3,445.0	2,000.0	5,445.0	3,270.0	—	(2.000.0)	6,715.0
Reserves	719.7	—	719.7	—	—	—	719.7
Retained earnings/losses	(241.1)	(1,764.5)	(2,005.6)	—	—	1.764.5	(241.1)
Equity valuation adjustment	(43.7)	38.6	(5.1)	—	—	(38.6)	(43.7)
Treasury shares	(0.8)	(97.1)	(97.9)	—	—	97.1	(0.8)
Total liabilities	10,892.8	11,377.8	22,270.6	2,893.6	(26.9)	(177.0)	24,960.3

(1) We prepared the unaudited pro forma combined balance sheet as of March 31, 2009 by adding the information from the consolidated balance sheet of Sadia to the consolidated balance sheet of the Company. There were no transactions or balances between the Company and Sadia that had to be eliminated.

(2) Reflects the allocation of the purchase price arising from the business combination with Sadia, calculated as if the transaction had occurred on March 31, 2009 and using the estimated purchase price described in note (2)(b) below, less the shareholders equity of Sadia on March 31, 2009, and considering the adjustments described in note (3) and the allocation of a portion of the purchase price to other assets and liabilities as described in note (2)(a) below.

(a) Reflects the allocation of the purchase price arising from the business combination with Sadia, considering the increases and decreases in the fair value of fixed assets; the estimated market value of inventories less their distribution cost and expected profit; and the fair value of the current and non-current portion of debt.

(b) The estimated acquisition price of the business combination, which will be paid-in capital, was determined using the average price of the shares of Perdigão S.A. and Sadia S.A. applied to the number of shares of each company and the percentage exchange ratio of 68% of Perdigão and 32% of Sadia.

(3) Reflects the elimination of the operations of Sadia’s subsidiaries Concordia Holding Financeira, Banco Concordia and Concordia CCVMCC, which will not be part of the combined company following the business combination, and the reclassification of the value of the investments in these companies to other current assets available for sale.

(4) Reflects the elimination of Sadia’s investments, capital, reserves, retained losses, equity valuation adjustment and treasury shares.

Unaudited Pro Forma Statement of Income for the Three Months Ended March 31, 2009

	Three Months Ended March 31, 2009
	(in millions of reais)
				Pro Forma Adjustments
	Company	Sadia	Combined (1)	Association (2)	Financial (3)	Consolidated Pro Forma (1)
Brazilian Accounting Principles
Gross sales	3,035.5	2,862.5	5,898.0	—	—	5,898.0
Sales deductions	(432.4)	(404.4)	(836.8)	—	—	(836.8)
Net sales	2,603.1	2,458.1	5,061.2	—	—	5,061.2
Cost of sales	(2,068.0)	(2,071.9)	(4,139.9)	(43.2)	—	(4,183.1)
Gross profit	535.1	386.2	921.3	(43.2)	—	878.1
Operating income (expenses):	(530.9)	(451.7)	(982.6)	—	—	(982.6)
Selling expenses	(488.5)	(413.8)	(902.3)	—	—	(902.3)
General and administrative expenses	(37.2)	(33.4)	(7.6)	—	—	(70.6)
Management compensation	(5.2)	(4.5)	(9.7)	—	—	(9.7)

Operating results before financial expenses	(4.2)	(65.5)	(61.3)	(43.2)	—	(377.7)
Financial expenses, net	(100.3)	(260.0)	(360.3)	(15.0)	(2.4)	(14.3)
Other operating income/expenses	(21.4)	7.1	(14.3)	—	—	—
Income before tax and social contribution	(117.5)	(318.4)	(435.9)	(58.2)	(2.4)	(496.5)
Income tax and social contribution	(108.3)	74.7	(33.6)	19.8	1.2	(12.6)
Employees’ profit sharing	—	(0.4)	(0.4)	—	0.3	(0.1)
Management profit sharing	—	—	—	—	—	—
Non-controlling shareholders	(0.2)	4.9	4.7	—	—	4.7
Net income	(226.0)	(239.2)	(465.2)	(38.4)	(0.9)	(504.5)

Unaudited Pro Forma Statement of Income for the Year Ended December 31, 2008

	Year Ended December 31, 2008
	(in millions of reais)
				Pro Forma Adjustments
	Company	Sadia	Combined (1)	Association (2)	Financial (3)	Consolidated Pro Forma (1)
Brazilian Accounting Principles
Gross sales	13,161.3	12,191.9	25,353.2	—	—	25,353.2
Sales deductions	(1,768.3)	(1,463.3)	(3,231.6)	—	—	(3,231.6)
Net sales	11,393.0	10,728.6	22.121.6	—	—	22,121.6
Cost of sales	(8,634.2)	(8,109.4)	(16,743.6)	(219.0)	—	(16,962.6)
Gross profit	2,758.8	2,619.2	5,378.0	(219.0)	—	5,159.0
Operating income (expenses):	(2,050.2)	(1,886.4)	(3,936.6)	—	—	(3,936.6)
Selling expenses	(1,891.1)	(1,727.1)	(3,618.2)	—	—	(3,618.2)
General and administrative expenses	(140.3)	(139.2)	(279.5)	—	—	(279.5)
Management compensation	(18.8)	(20.1)	(38.9)	—	—	(38.9)

Operating results before financial expenses	708.6	732.8	1,441.4	(219.0)	—	1,222.4
Financial expenses, net	(630.3)	(3,892.3)	(4,522.6)	(9.4)	(37.9)	(4,569.9)
Other operating income/expenses	(262.0)	(20.5)	(282.5)	—	—	(282.5)
Income before tax and social contribution	(183.7)	(3,180.0)	(3,363.7)	(228.4)	(37.9)	(3,630.0)
Income tax and social contribution	255.4	702.7	958.1	77.6	10.2	1,045.9
Employees’ profit sharing	(13.5)	(17.8)	(31.3)	—	12.7	(18.6)
Management profit sharing	(3.4)	—	(3.4)	—	—	(3.4)

Non-controlling shareholders	(0.4)	10.3	9.9	—	—	9.9
Net income	54.4	(2,484.8)	(2,430.4)	(150.8)	(15.0)	(2,596.2)

(1) We prepared the unaudited consolidated pro forma income statements for the three months ended March 31, 2009 and the year ended December 31, 2008 by adding the information from Sadia’s statement of income to the Company’s statement of income. There were no transactions or balances between the Company and Sadia that had to be eliminated.

(2) Reflects the recognition of increases and decreases in the fair values of assets and liabilities allocated to the business combination with Sadia, including the following specific adjustments:

(a) Reflects the recognition of the adjustment of inventories to market value in the amount of R$46.2 million for the year ended December 31, 2008, based on the assumption that inventory turnover is 2.7 months.

(b) Reflects the depreciation of the adjustment allocated as fixed assets in the amount of R$43.2 million for the three months ended March 31, 2009 and in the amount of R$172.8 million for the year ended December 31, 2008, based on the assumption that the remaining estimated average useful life is 21 years.

(c) Reflects the recognition of the adjustments to debt in the amount of R$15.0 million for the three months ended March 31, 2009 and in the amount of R$9.4 million for the year ended December 31, 2008, based on the assumption that these amounts are recognized in the same proportion as the debts due.

(d) Reflects deferred tax credits in the amount of R$19.8 million for the three months ended March 31, 2009 and in the amount of R$77.6 million for the year ended December 31, 2008, calculated based on the recognition of the amounts described in notes (a), (b) and (c) above. Such deferred tax credits are presented based on the assumption that the Company complied all legal requirements for the deductibility of the amounts and all the conditions to maintenance those amounts, in the case of tax credits recorded as assets.

(3) Reflects the elimination of Sadia’s subsidiaries Concórdia Holding Financeira, Concórdia Banco e Concórdia CCVMCC, which will not be part of the combined company following the business combination.